UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 12, 2002

ALD SERVICES, INC.
(Exact name of registrant as specified in its charter)

Nevada	0-27035	88-0408274
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

30 Sembrado Rancho Santa Margarita, California	92688
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (949) 459-1220

8787 Washburn Road, Las Vegas, Nevada 89129
(Former name or former address, if changed since last report)

1

Item 5.   Other Events

ALD Services, Inc. (the "Company") is proceeding with all steps it considers necessary or appropriate to effectuate the timely closing of its proposed acquisition of MicroIslet, Inc. Certain information concerning the proposed transaction was reported in a previous filing on Form 8-K dated March 6, 2002. It is the intention of the parties to complete the closing of the transaction on April 24, 2002. However, the obligations of the parties to consummate the proposed transaction are subject to execution of definitive documentation and the satisfaction of certain conditions precedent to be specified in the definitive documentation. Thus, there is no assurance that the proposed acquisition of MicroIslet, Inc. will be completed.

The Company has determined that it has a sufficient number of authorized and unissued shares available to complete the proposed transaction without increasing such number prior to closing. As a result, the Company has canceled the May 10, 2002 meeting of stockholders at which the Company had proposed to seek approval of an increase in its authorized capitalization and a change of its corporate name. The Company intends to reschedule a special meeting of its stockholders to seek approval for such matters and provide notice thereof after the closing of the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALD SERVICES , INC.

By: <u>/S/ THOMAS K. RUSSELL</u>
       Thomas K. Russell
       Chairman of the Board and President

Date: April 12, 2002